SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Risk Factors

A number of risk factors may affect the financial condition, results of operations and/or prospects of Prudential and its wholly and jointly owned businesses, as a whole, and, accordingly, the trading price of Prudential's shares. The risk factors mentioned below should not be regarded as a complete, exhaustive and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the factors specified under 'Forward-looking statements'.

Prudential's approaches to managing risks are explained in the 'Risk Review' section of this document.

1.     RISKS RELATING TO PRUDENTIAL'S FINANCIAL SITUATION

1.1  Prudential's businesses are inherently subject to market fluctuations and general economic conditions, each of which may adversely affect the Group's business, financial condition, results of operations and prospects.

Uncertainty, fluctuations or negative trends in global and national macroeconomic conditions and investment climates could have a material adverse effect on Prudential's business and profitability. Prudential operates in a macroeconomic and global financial market environment that has materially changed in recent periods. This presents significant uncertainties and potential challenges. For example, the rise in energy and commodity prices, exacerbated by the Russia-Ukraine conflict and global supply chain stresses, has contributed to the current inflationary environment. This has resulted in central banks, led by the US, rapidly tightening financial conditions with potential for further increases in interest rates in major global economies and the markets in which the Group operates, adversely impacting the valuation of fixed income assets and future profits due to the use of higher discount rates. In addition, the rising rates for developed economies have also led to weakened exchange rates of a number of emerging economies in which the Group operates, adversely impacting Prudential's consolidated financial statements upon the translation of results into US dollar, the Group's reporting currency. Other market uncertainties also include the impact of factors such as the nature and extent of central banks and governments actions in response to the inflationary environment, and the rapid relaxation of the Chinese Mainland's zero tolerance Covid-19 policy as well as border reopening. These uncertainties may apply for a prolonged period of time. The transition to a lower carbon economy, the timing and speed of which is uncertain and will vary by country, may also result in greater uncertainty, fluctuations or negative trends in asset valuations and reduced liquidity, particularly for carbon intensive sectors, and will have a bearing on inflation levels.

The uncertain macroeconomic and financial market environment may have a number of adverse impacts on the business, financial condition and results of the Group, including increased strategic, business, insurance, product and customer conduct risks. In general, upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. As a result, insurers may experience an elevated incidence of claims, frauds, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. Uncertainty over livelihoods, elevated cost of living and challenges in affordability may adversely impact the demand for insurance products, and increase regulatory risk in meeting regulatory definitions and expectations with respect to vulnerable customers (see risk factor 3.8). In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential's business, balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements and deferred acquisition costs are reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge. For example, sustained inflationary pressures driving interest rates to even higher levels may lead to increased lapses for some guaranteed savings products where higher levels of guarantees are offered by products of the Group's competitors, reflecting consumer demand for returns at the level of, or exceeding, inflation. High inflation, combined with an economic downturn or recession, may also result in affordability challenges, adversely impacting the ability of consumers to purchase insurance products. Rising inflation, via medical claims inflation (with rising medical import prices a factor under current market conditions), may adversely impact the profitability of the Group's businesses.

Global financial markets are subject to uncertainty and volatility created by a variety of factors. These factors include actual or expected changes in monetary policy in the Chinese Mainland, the US and other jurisdictions together with their impact on base interest rates and the valuation of all asset classes and inflation expectations; slowdowns or reversals in world or regional economic growth (particularly where this is abrupt, as has been the case with the impact of the Russia-Ukraine conflict and geopolitical tensions); sector-specific slowdowns or deteriorations which have the potential to have contagion impacts (such as the negative developments in the Chinese Mainland property sector); fluctuations in global energy prices; and concerns over sovereign debt. Other factors include fluctuations in global commodity prices, concerns on the serviceability of sovereign debt in certain economies (particularly as central banks continue to raise rates in response to high inflation and the high indebtedness across sub-Saharan Africa countries), the increased level of geopolitical and political risk and policy-related uncertainty (including those resulting from the Russia-Ukraine conflict and the uncertainty and potential impact on business sentiment and the broader market resulting from the relaxation of pandemic-related restrictions, and border reopening, as well as regulatory tightening across sectors in the Chinese Mainland) and socio-political, climate-driven and pandemic events. The extent of the financial market and economic impact of these factors may be highly uncertain and unpredictable and influenced by the actions, including the duration and effectiveness of mitigating measures of governments, policymakers and the public.

The adverse effects of such factors could be felt principally through the following items:

-      Changes to interest rates could reduce Prudential's capital strength and impair its ability to write significant volumes of new business. Increases in interest rates could adversely impact the financial condition of the Group through changes in the present value of future fees for unit-linked based businesses and/or the present value of future profits for accident and health products; and/or reduce the value of its assets and/or have a negative impact on its assets under management and profit. Decreases in interest rates could increase the potential adverse impact of product guarantees included in non-unit-linked products with a savings component; reduce investment returns arising on the Group's portfolios; impact the valuation of debt securities; and/or increase reinvestment risk for some of the Group's investments from accelerated prepayments and increased redemptions.

-      A reduction in the financial strength and flexibility of corporate entities, as experienced by a number of issuers within the Chinese Mainland property sector, which may deteriorate the credit rating profile and valuation of the Group's invested credit portfolio (and which may result in an increase in regulatory capital requirements for the Group or its businesses), increased credit defaults and debt restructurings and wider credit and liquidity spreads resulting in realised and unrealised credit losses. Regulations imposing or increasing restrictions on the amount of company debt financing, such as those placing limits on debt or liability ratios, may also reduce the financial flexibility of corporate entities. Similarly, securitised assets in the Group's investment portfolio are subject to default risk and may be adversely impacted by delays or failures of borrowers to make payments of principal and interest when due. Where a widespread deterioration in the financial strength of corporate entities occurs, any assumptions on the ability and willingness of governments to provide financial support may need to be revised.

-      Failure of, or legal, regulatory or reputational restrictions on the Group's ability to deal with, counterparties who have transactions with Prudential (such as banks, reinsurers and counterparties to cash management and risk transfer or hedging transactions) to meet commitments could give rise to a negative impact on Prudential's financial position and on the accessibility or recoverability of amounts due or the adequacy of collateral. Geographic or sector concentrations of counterparty credit risk could exacerbate the impact of these events where they materialise.

-      Estimates of the value of financial instruments becoming more difficult because in certain illiquid, volatile or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time). Where the Group is required to sell its investments within a defined timeframe, such market conditions may result in the sale of these investments at below expected or recorded prices.

-      Illiquidity of the Group's investments. The Group holds certain investments that may, by their nature, lack liquidity or have the potential to lose liquidity rapidly, such as investment funds (including money market funds), privately placed fixed maturity securities, mortgage loans, complex structured securities and alternative investments. If these investments were required to be liquidated on short notice, the Group may experience difficulty in doing so and may be forced to sell them at a lower price than it otherwise would have been able to realise.

-      A reduction in revenue from the Group's products where fee income is linked to account values or the market value of the funds under management. Sustained inflationary pressures which may drive higher interest rates may also impact the valuation of fixed income investments and reduce fee income.

-      Increased illiquidity, which includes the risk that expected cash inflows from investments and operations will not be adequate to meet the Group's anticipated short-term and long-term policyholder benefits and expense payment obligations. Increased illiquidity also adds to the uncertainty over the accessibility of financial resources which in extreme conditions could impact the functioning of markets and reduce capital resources as valuations decline. This could occur where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or redemption restrictions are placed on Prudential's investments in illiquid funds. In addition, significant redemption requests could also be made on Prudential's issued funds and while this may not have a direct impact on the Group's liquidity, it could result in reputational damage to Prudential. The potential impact of increased illiquidity is more uncertain than for other risks such as interest rate or credit risk.

For some non-unit-linked products with a savings component it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This may particularly be the case in those markets where bond markets are less developed or where the duration of policyholder liabilities is longer than the duration of bonds issued and available in the market, and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. If interest rates in these markets are lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential's reported profit and the solvency of its business units. In addition, part of the profit from the Group's operations is related to bonuses for policyholders declared on with-profits products, which are impacted by the difference between actual investment returns of the with-profits fund (which are broadly based on historical and current rates of return on equity, real estate and fixed income securities) and minimum guarantee rates offered to policyholders. This profit could be lower in particular in a sustained low interest rate environment.

Any of the foregoing factors and events, individually or together, could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

1.2  Geopolitical and political risks and uncertainty may adversely impact economic conditions, increase market volatility and regulatory compliance risks, cause operational disruption to the Group and impact the implementation of its strategic plans, which could have adverse effects on Prudential's business, financial condition, results of operations and prospects.

The Group is exposed to geopolitical and political risks and uncertainty in the diverse markets in which it operates. Such risks may include:

-      The application of government regulations, executive powers, protectionist or restrictive economic and trade policies or measures adopted by businesses or industries which increase trade barriers or restrict trade, sales, financial transactions, or the transfer of capital, investment, data or other intellectual property, with respect to specific territories, markets, companies or individuals;
-      An increase in the volume and pace of domestic regulatory changes, including those applying to specific sectors;
-      The increased adoption or implementation of laws and regulations which may purport to have extra-territorial application;
-      International trade disputes such as the implementation of trade tariffs;
-      Withdrawals or expulsions from existing trading blocs or agreements or financial transaction systems, including those which facilitate cross-border payments;
-      The domestic application of measures restricting national airspace with respect to aircraft of specific territories, markets, companies or individuals;
-      Measures favouring local enterprises, such as changes to the maximum level of non-domestic ownership by foreign companies or differing treatment of foreign-owned businesses under regulations and tax rules; and
-      Measures which require businesses of overseas companies to operate through locally incorporated entities or with requirements on minimum local representation on executive or management committees.

The above measures may have an adverse impact on Prudential through their effects on the macroeconomic outlook and the environment for global regional and national financial markets. They may also increase uncertainties and long-term complexity of legal and regulatory compliance, and result in heightened sanctions risk driven by geopolitical conflicts, as well as increase reputational risks, or may adversely impact Prudential where they apply to, and impact, the economic, business, legal and regulatory environment in specific markets or territories in which the Group, its joint ventures or jointly owned businesses, sales and distribution networks, or third-party service providers have operations. For internationally active groups such as Prudential, operating across multiple jurisdictions, such measures may also add to the complexity of legal and regulatory compliance and increase the risk of conflicts between the requirements of one jurisdiction and another. See risk factor 4.1 below.

Geopolitical and political risks and uncertainty may also adversely impact the Group's operations and its operational resilience. Increased geopolitical tensions may increase domestic and cross-border cyber intrusion activity and therefore increase cyber security risks. Geopolitical and political tensions may also lead to conflict, civil unrest and/or acts of civil disobedience. Such events could impact operational resilience by disrupting Prudential's systems, operations, new business sales and renewals, distribution channels and services to customers, which may result in a reduction in contributions from business units to the central cash balances and profit of the Group, decreased profitability, financial loss, adverse customer impacts and reputational damage and may impact Prudential's business, financial condition, results of operations and prospects.

Legislative or regulatory changes which adversely impact Hong Kong's economy or its international trading and economic relationships, in particular, may result in adverse sales, operational and product distribution impacts to the Group due to the territory being a key market which also hosts Group head office functions.

1.3  Covid-19 continues to have the potential to impact financial market volatility and global economic activity, increase operational disruption risks for businesses and adversely impact Prudential's sales in affected markets and its financial condition, results of operations and prospects.

Whilst most markets have moved to an endemic approach in managing Covid-19, the broader long-term macroeconomic impacts of Covid-19 continue to add uncertainty to the stability and outlook of equity markets, interest rates and credit spreads, and have the potential to affect market liquidity and reduce global economic activity. The potential adverse impacts to the Group of these effects are detailed in risk factor 1.1 above. Where measures to contain Covid-19 have been in effect, the level of sales activity in affected markets has been adversely impacted through a reduction in travel, and in agency and bancassurance activity. In particular, sales in the Group's Hong Kong business have been adversely impacted by the border restrictions in place with the Chinese Mainland. The recent easing of pandemic-related restrictions and the reopening of borders may help with recovery in sales levels in Hong Kong, however, uncertainty remains on the return of Chinese Mainland customers as well as the resumption of their demand for the Group's products in Hong Kong. The longer-term effects of Covid-19 have included, and may continue to include, latent morbidity impacts from the deferral of medical treatment by policyholders. It may be a factor in increasing morbidity claims and there may be implications from other factors such as long-term post-Covid-19 symptoms (although there is currently no consensus on the longer term impact on morbidity).

In response to previous pandemic-related restrictions, Prudential implemented changes to its sales and distribution processes in specific markets. These included virtual face-to-face sales of its products and the online recruitment, training and, where possible, licensing of agents. Such changes may increase or introduce operational and regulatory risks, in particular those focused on customer outcomes and conduct. A failure to apply ongoing appropriate governance and management of these risks may adversely impact Prudential's reputation and brand and the results of its operations. In markets where the level of sales under these processes is material or where such processes become permanent distribution channels, the commercial value of the Group's existing sale and distribution arrangements, such as bancassurance arrangements, may be adversely impacted.

1.4  As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments.

The Group's insurance and investment management operations are generally conducted through direct and indirect subsidiaries, which are subject to the risks discussed elsewhere in this 'Risk Factors' section.

As a holding company, Prudential's principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.

Certain of Prudential's subsidiaries are subject to insurance, asset management, foreign exchange and tax laws, rules and regulations (including in relation to distributable profits that can limit their ability to make remittances). In some circumstances, including where there are changes to general market conditions, this could limit Prudential's ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

A material change in the financial condition of any of Prudential's subsidiaries may have a material effect on its business, financial condition, results of operations and prospects.

1.5  Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio.

Investing in sovereign debt creates exposure to the direct or indirect consequences of geopolitical or political, social or economic changes (including changes in governments, heads of state or monarchs), military conflicts, pandemics and associated disruption, and other events affecting the markets in which the issuers of such debt are located and the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due (or in their agreed currency) in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor's willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent and availability of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward local and international lenders, geopolitical tensions and conflicts and the political constraints to which the sovereign debtor may be subject.

Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies' exchange rates, or may adopt monetary, fiscal and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers.

In addition, if a sovereign default or other such events described above were to occur, as has happened on certain occasions in the past, other financial institutions may also suffer losses or experience solvency or other concerns, which may result in Prudential facing additional risks relating to investments in such financial institutions that are held in the Group's investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be adversely affected as might counterparty relationships between financial institutions.

If a sovereign were to default on its obligations, or adopt policies that devalued or otherwise altered the currencies in which its obligations were denominated, this could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

1.6  Downgrades in Prudential's financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties.

Prudential's financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in Prudential's products, and as a result its competitiveness. Downgrades in Prudential's ratings as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns could have an adverse effect on its ability to market products and retain current policyholders, as well as the Group's ability to compete for acquisition and strategic opportunities. Downgrades may also impact the Group's financial flexibility, including its ability to issue commercial paper at acceptable levels and pricing. The interest rates at which Prudential is able to borrow funds are affected by its credit ratings, which are in place to measure the Group's ability to meet its contractual obligations.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential's financial condition.

In addition, any such downgrades could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects. Prudential cannot predict what actions rating agencies may take, or what actions Prudential may take in response to any such actions, which could adversely affect its business.

Any such downgrade of the Group could have an adverse effect on Prudential's financial flexibility, requirements to post collateral under or in connection with transactions and ability to manage market risk exposures. In addition, the interest rates or other costs that the Group incurs in respect of its financing activities may increase as a result. A credit rating downgrade may also affect public confidence in the Group's products and may adversely impact on its ability to market products, retain current policyholders or attract new policyholders.

1.7  Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses.

Due to the geographical diversity of Prudential's businesses, Prudential is subject to the risk of exchange rate fluctuations. Prudential's operations generally write policies and invest in assets denominated in local currencies. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to fluctuations in Prudential's consolidated financial statements upon the translation of results into the Group's presentation currency. This exposure is not currently separately managed. The Group presents its consolidated financial statements in US dollars. The results of some entities within the Group are not denominated in or linked to the US dollar and some enter into transactions which are conducted in non-US dollar currencies. Prudential is subject to the risk of exchange rate fluctuations from the translation of the results of these entities and non-US dollar transactions and the risks from the maintenance of the HK dollar peg to the US dollar. In cases where a non-US dollar denominated surplus arises in an operation which is to be used to support Group capital or shareholders' interest (ie remittances), this currency exposure may be hedged where considered economically favourable. Prudential is also subject to the residual risks arising from currency swaps and other derivatives that are used to manage the currency exposure.

2.     RISKS RELATING TO SUSTAINABILITY AND ENVIRONMENTAL, SOCIAL AND GOVERNANCE ('ESG') MATTERS

2.1  The failure to understand and respond effectively to the risks associated with ESG factors could adversely affect Prudential's achievement of its long-term strategy.

A failure to manage the material risks associated with key ESG themes detailed below may undermine the Group from meeting its ESG commitments and the sustainability of Prudential by adversely impacting the Group's reputation and brand, and its ability to attract and retain customers and employees, and therefore the results of its operations and delivery of its strategy and long-term financial success.

(a)   Environmental risks

Environmental concerns, notably those associated with climate change and their social and economic impacts, present long-term risks to the sustainability of Prudential and may impact its customers and other stakeholders.

Prudential's investment horizons are long-term, and it is therefore exposed to the potential long-term impact of climate change risks, which include the financial and non-financial impact of the transition to a lower carbon economy, physical, reputational and shareholder, customer or third-party litigation risks. The global transition to a lower carbon economy may have an adverse impact on investment valuations and liquidity as the financial assets of carbon intensive companies re-price, and this could result in some asset sectors facing significantly higher costs and a reduction in demand for their products and services. The speed of this transition, and the extent to which it is orderly and managed, will be influenced by factors such as changes in public policy, technology and market or investor sentiment. The potential impact of these factors on the valuation of investments may also have a broader economic impact that may adversely affect customers and their demand for the Group's products. Direct physical and other risks from climate change and the transition to a lower carbon economy have the potential to disproportionately impact the Asia and Africa markets in which Prudential operates and invests, and the Group's stakeholders increasingly expect and/or rely on the Group to support an orderly, inclusive and sustainable transition based on an understanding of relevant market and company-level transition plans taking into consideration the impact on the economies, businesses, communities and customers in these markets.

The Group's ability to sufficiently understand and appropriately respond to transition risk and its ability to deliver on its external carbon reduction commitments and the implementation of ESG considerations in existing or new ESG-orientated products may be limited by insufficient or unreliable data on carbon exposure and transition plans for the investee company assets in which it invests. The direct physical impacts of climate change, driven by both specific short-term climate-related events such as natural disasters and longer-term changes to climate and the natural environment, are likely to become increasingly significant factors in the mortality and morbidity risk assessments for the Group's insurance product underwriting and offerings and their associated claims profiles. Such short-term and long-term changes in markets where Prudential or its key third parties operate could adversely impact the Group's operational resilience and its customers, which may potentially occur through migration or displacement both within and across borders.

The pace and volume of global standards and climate-related regulations emerging across the markets in which the Group operates, the need to deliver on existing and new exclusions or restrictions on investments in certain sectors, engagement and reporting commitments and the demand for externally assured reporting may give rise to compliance, operational and disclosure and litigation risks which may be increased by the multi-jurisdictional coordination required in adopting a consistent risk management approach. The launch of ESG-orientated products, or the (method of) incorporation of ESG considerations in the investment process for existing products, may increase the risks related to the perceived fulfilment of fiduciary duties to customers by the Group's asset managers and may increase regulatory compliance, customer conduct, product disclosure and customer litigation risks. Prudential's voluntary memberships of, or participation within, industry organisations and groups or their initiatives may increase stakeholder expectations of the Group's acquiescence or compliance with their publicised positions or aims and therefore may increase the reputational risk of the Group where their positions or aims evolve. See risk factor 4.1 for details of ESG and sustainability-related regulatory and supervisory developments with potential impacts the Group.

A failure to understand, manage and provide greater transparency of its exposure to these climate-related risks may have increasingly adverse implications for Prudential and its stakeholders.

(b)   Social risks

Social risks that could impact Prudential may arise from a failure to consider the rights, diversity, well-being, changing needs, human rights and interests of its customers and employees and the communities in which the Group or its third parties operate. Perceived inequity and income disparities (both with developed markets and within the Group's markets), intensified by the pandemic, have the potential to further erode social cohesion across the Group's markets which may increase operational and disruption risks for Prudential. Direct physical impacts of climate change and deterioration of the natural environment and the global transition to a lower carbon economy may disproportionately impact the stability of livelihoods and health of lower socioeconomic groups within the markets in which the Group operates. These risks are heightened as Prudential operates in multiple jurisdictions and vulnerable to climate change, with distinct local cultures and considerations.

Evolving social norms and emerging population risks associated with public health trends (such as an increase in obesity and mental health deterioration) and demographic changes (such as population urbanisation and ageing) may affect customer lifestyles and therefore may impact the level of claims under the Group's insurance product offerings. As a provider of insurance and investment services, the Group is increasingly focused on making its products more accessible through digital innovation, technologies and distribution methods for a broadening range of products and services. As a result, Prudential has access to extensive amounts of customer personal data, including data related to personal health, and an increasing ability to analyse and interpret this data through the use of complex tools, machine learning and artificial intelligence technologies. The Group is therefore exposed to the regulatory, ethical and reputational risks associated with customer data misuse or security breaches. These risks are explained in risk factor 3.5. The increasing digitalisation of products, services and processes may also result in new and unforeseen regulatory requirements and stakeholder expectations, including those relating to how the Group supports its customers through this transformation.

The Group believes in supporting human rights and acting responsibly and with integrity in everything the Group does, and is committed to fostering an inclusive, diverse and open environment for its employees in accordance with the principles of the Universal Declaration of Human Rights and of the International Labour Organisation's core labour standards. The potential for reputational risk extends to the Group's supply chains and its investee companies, which may be exposed to factors such as poor labour standards and abuses of human rights by third parties. The Group is committed to zero tolerance of slavery, human trafficking, child labour and any other form of human rights abuse within the Group or in its supply chains globally.

(c)   Governance

A failure to maintain high standards of corporate governance may adversely impact the Group and its customers and employees and increase the risk of poor decision-making and a lack of oversight and management of its key risks. Poor governance may arise where key governance committees have insufficient independence, a lack of diversity, skills or experience in their members, or unclear (or insufficient) oversight responsibilities and mandates. Inadequate oversight over remuneration also increases the risk of poor senior management behaviours.

Prudential operates across multiple jurisdictions and has a group and subsidiary governance structure which may add further complexity to these considerations. Participation in joint ventures or partnerships where Prudential does not have direct overall control, and the use of third-party service providers, increase the potential for reputational risks arising from inadequate governance.

Sustainability and ESG-related risks may directly or indirectly impact Prudential's business and the achievement of its strategic focus on providing greater and more inclusive access to good health and financial security, responsible stewardship in managing the human impact of climate change and building human and social capital with its broad range of stakeholders, which range from customers, institutional investors, employees and suppliers, to policymakers, regulators, industry organisations and local communities. A failure to transparently and consistently implement the Group's ESG strategy across operational, underwriting and investment activities, as well as a failure to implement and uphold responsible business practices, may adversely impact the financial condition and reputation of the Group. This may also negatively impact the Group's stakeholders, who all have expectations, concerns and aims related to ESG and sustainability matters, which may differ, both within and across the markets in which the Group operates. In its investment activities, Prudential's stakeholders increasingly have expectations of, and place reliance on, an approach to responsible investment that demonstrates how ESG and sustainability considerations are effectively integrated into investment decisions, responsible supply chain management and the performance of fiduciary and stewardship duties. These duties include effective implementation of exclusions, voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager, in line with internally defined procedures and external commitments. The increased demands and expectations of stakeholders for transparency and disclosure of the activities that support these duties further heightens disclosure risks for the Group, including those associated with potentially overstating or mis-stating the positive environmental or societal impacts of the Group's activities, products and services (eg greenwashing).

3.     RISKS RELATING TO PRUDENTIAL'S BUSINESS ACTIVITIES AND INDUSTRY

3.1  The implementation of large-scale transformation, including complex strategic initiatives, gives rise to significant design and execution risks and may affect Prudential's operational capability and capacity. Failure of these initiatives to meet their objectives may adversely impact the Group and the delivery of its strategy.

Where required in order to implement its business strategies for growth, meet customer needs, improve customer experiences, strengthen operational resilience, meet regulatory and industry requirements and maintain market competitiveness, Prudential from time to time undertakes corporate restructuring, transformation programmes and acquisitions and disposals across its business. Many of these change initiatives are complex, inter-connected and/or of large scale, and include improvement of business efficiencies through operating model changes, advancing the Group's digital capability, expanding strategic partnerships and industry and regulatory-driven change. There may be a material adverse effect on Prudential's business, employees, customers, financial condition, results of operations and prospects if these initiatives incur unplanned costs, are subject to implementation delays, or fail to fully meet their objectives. There may also be adverse implications for the Group in undertaking transformation initiatives such as placing additional strain on employees, operational capacity, and weakening the control environment. Implementing initiatives related to significant accounting standard changes, such as IFRS 17, and other regulatory changes in major businesses of the Group, such as those related to the sale and management of investment-linked products at the Indonesia businesses, may amplify these risks. Leadership changes and changes to the business and operational model of the Group increase uncertainty for its employees, which may affect operational capacity and the ability of the Group to deliver its strategy. Risks relating to these regulatory changes are explained in risk factor 4.1 below.

The speed of technological change in the business could outpace the Group's ability to anticipate all the unintended consequences that may arise from such change. Innovative technologies, such as artificial intelligence, expose Prudential to potential additional regulatory, information security, operational, ethical and conduct risks which, if inadequately managed, could result in customer detriment and reputational damage.

3.2  Prudential's businesses are conducted in highly competitive environments with rapidly developing demographic trends. The profitability of the Group's businesses depends on management's ability to respond to these pressures and trends.

The markets for financial services are highly competitive, with a number of factors affecting Prudential's ability to sell its products and profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, ability to implement and comply with regulatory changes, the imposition of regulatory sanctions, brand strength and name recognition, investment management performance and fund management trends, historical bonus levels, the ability to respond to developing demographic trends, customer appetite for certain savings products (which may be impacted by broader economic pressures) and technological advances. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees, agents and independent financial advisers may limit Prudential's potential to grow its business as quickly as planned or otherwise implement its strategy. Technological advances, including those enabling increased capability for gathering large volumes of customer health data and developments in capabilities and tools in analysing and interpreting such data (such as artificial intelligence and machine learning), may result in increased competition to the Group, both from within and outside the insurance industry, and may increase the competition risks resulting from a failure to be able to attract or retain talent.

The Group's principal competitors include global life insurers, regional insurers and multinational asset managers. In most markets, there are also local companies that have a material market presence.

Prudential believes that competition will intensify across all regions in response to consumer demand, digital and other technological advances (including the emergence and maturing of new distribution channels), the need for economies of scale and the consequential impact of consolidation, regulatory actions and other factors. Prudential's ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures. This includes managing the potential adverse impacts to the commercial value of the Group's existing sale and distribution arrangements, such as bancassurance arrangements, in markets where new distribution channels develop.

Failure to do so may adversely impact Prudential's ability to attract and retain customers and, importantly, may limit Prudential's ability to take advantage of new business arising in the markets in which it operates, which may have an adverse impact on the Group's business, financial condition, results of operations and growth prospects.

3.3  Adverse experience in the operational risks inherent in Prudential's business, and those of its material outsourcing partners, could disrupt its business functions and have a negative impact on its business, financial condition, results of operations and prospects.

Operational risks are present in all of Prudential's businesses, including the risk of loss arising from inadequate or failed internal processes, systems or human error, fraud, the effects of natural or man-made catastrophic events (such as natural disasters, pandemics, cyber-attacks, acts of terrorism, civil unrest and other catastrophes) or other external events. These risks may also adversely impact Prudential through its partners. Prudential relies on the performance and operations of a number of bancassurance, product distribution, outsourcing (including but not limited to external technology, data hosting and payments) and service partners. These include back office support functions, such as those relating to technology infrastructure, development and support and customer facing operations and services, such as product distribution and services (including through digital channels) and investment operations. This creates reliance upon the resilient operational performance of these partners and exposes Prudential to the risk that the operations and services provided by these partners are disrupted or fail. Further, Prudential operates in extensive and evolving legal and regulatory environments which adds to the complexity of the governance and operation of its business processes and controls.

Exposure to such risks could impact Prudential's operational resilience and ability to perform necessary business functions when there are disruptions to its systems, operations, new business sales and renewals, distribution channels and services to customers, or result in the loss of confidential or proprietary data. Such risks, as well as any weaknesses in administration systems (such as those relating to policyholder records) or actuarial reserving processes, may also result in increased expenses, as well as legal and regulatory sanctions, decreased profitability, financial loss and customer conduct risk impacts. This could damage Prudential's reputation and relationship with its customers and business partners. A failure to adequately oversee service partners (or their technology and operational systems and processes) could result in significant service degradation or disruption to Prudential's business operations and services to its customers, which may have reputational or conduct risk implications and could have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

Prudential's business requires the processing of a large number of transactions for a diverse range of products. It also employs complex and inter-connected technology and finance systems, models, and user developed applications in its processes to perform a range of operational functions. These functions include the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities and the acquisition of new business using artificial intelligence and digital applications. Many of these tools form an integral part of the information and decision-making frameworks used by Prudential and the risk of adverse consequences arising from erroneous or misinterpreted tools used in core business activities, decision-making and reporting exists. Errors or limitations in these tools, or their inappropriate usage, may lead to regulatory breaches, inappropriate decision-making, financial loss, customer detriment, inaccurate external reporting or reputational damage. The long-term nature of much of the Group's business also means that accurate records are to be maintained securely for significant time periods.

The performance of the Group's core business activities and the uninterrupted availability of services to customers rely significantly on, and require significant investment in, resilient IT applications, infrastructure and security architectural design, data governance and management and other operational systems, personnel, controls and processes. During large-scale disruptive events or times of significant change, or due to other factors impacting operational performance including adequacy of skilled/experienced personnel, the resilience and operational effectiveness of these systems and processes at Prudential and/or its third-party service providers may be adversely impacted. In particular, Prudential and its business partners are making increasing use of emerging technological tools and digital services, or forming strategic partnerships with third parties to provide these capabilities. Automated distribution channels and services to customers increase the criticality of providing uninterrupted services. A failure to implement appropriate governance and management of the incremental operational risks from emerging technologies may adversely impact Prudential's reputation and brand, the results of its operations, its ability to attract and retain customers and its ability to deliver on its long-term strategy and therefore its competitiveness and long-term financial success.

Although Prudential's technology, compliance and other operational systems, models and processes incorporate governance and controls designed to manage and mitigate the operational and model risks associated with its activities, there can be no complete assurance as to the resilience of these systems and processes to disruption or that governance and controls will always be effective. Due to human error, among other reasons, operational and model risk incidents do occur from time to time and no system or process can entirely prevent them. Prudential's legacy and other technology systems, data and processes, as with operational systems and processes generally, may also be susceptible to failure or security/data breaches.

3.4  Attempts to access or disrupt Prudential's technology systems, and loss or misuse of personal data, could result in loss of trust from Prudential's customers and employees and reputational damage, which could have material adverse effects on the Group's business, financial condition, results of operations and prospects.

Prudential and its business partners are increasingly exposed to the risk that individuals (which includes connected persons such as employees, contractors or representatives of Prudential or its third-party service providers, and unconnected persons) or groups may intentionally or unintentionally disrupt the availability, confidentiality and integrity of its technology systems or compromise the integrity and security of data (both corporate and customer), including disruption from ransomware (malicious software designed to restrict Prudential's access to data until the payment of a sum of money and to exfiltrate data with a threat to publicly expose Prudential data if a ransom payment is not paid), and untargeted but sophisticated and automated attacks. Where these risks materialise, this could result in disruption to key operations, make it difficult to recover critical data or services or damage assets, any of which could result in loss of trust from Prudential's customers and employees, reputational damage and direct or indirect financial loss. The Russia-Ukraine conflict has coincided with a significant increase in reported cyber threats and attacks during 2022. Cyber-security threats continue to evolve globally in sophistication and potential significance. Prudential's increasing profile in its current markets and those in which it is entering, growing customer interest in interacting with their insurance providers and asset managers through the internet and social media, improved brand awareness, and increasing adoption of the Group's digital platforms could also increase the likelihood of Prudential being considered a target by cyber criminals. Ransomware campaigns have increased in frequency and represent an increasing threat to the financial services sector, with recent highly publicised attacks on financial services companies.

There is an increasing requirement and expectation on Prudential and its business partners not only to hold the data of customers, shareholders and employees securely, but also to ensure its ongoing accuracy and that it is being used in a transparent, appropriate and ethical way, including in decision-making where automated processes are employed. As Prudential and its business partners increasingly adopt digital technology in business operations, the data the Group generates creates an opportunity to enhance customer engagement while maintaining a responsibility to keep customers' personal data safe. Prudential adheres to data minimisation and 'privacy-by-design' principles, ensuring that the Group only collects and uses data for its intended purpose and does not retain it longer than necessary, and that privacy elements are present both at the onset and throughout the Group's entire data processes. The handling of customer's data is governed by specific policies and frameworks, such as the Group Information Security Policy, the Group Privacy Policy and the Group Data Policy. A failure to adhere to these polices may result in regulatory scrutiny and sanctions and detriment to customers and third-party partners, and may adversely impact the reputation and brand of the Group, its ability to attract and retain customers and deliver on its long-term strategy and therefore the results of its operations.

The risk to the Group of not meeting these requirements and expectations may be increased by the development of cloud-based infrastructure and the usage of digital distribution and service channels, which can collect a broader range of personal and health-related data from individuals at increased scale and speed, and the use of complex tools, machine learning and artificial intelligence technologies to process, analyse and interpret this data. New and currently unforeseeable regulatory issues may also arise from the increased use of emerging technology. Regulatory developments in cybersecurity and data protection continue to progress worldwide. Across the Group's markets these include the ongoing development of a holistic data governance regime in the Chinese Mainland, including the Data Security Law and Personal Information Protection Law, and the revised Measures for Cybersecurity Review. In Thailand, the Personal Data Protection Act regulations came into effect in June 2022. Such developments may increase the complexity of requirements and obligations in this area, in particular where they include national security restrictions or impose differing and/or conflicting requirements compared with those of other jurisdictions. These risks may also increase the financial and reputational implications for Prudential of regulatory non-compliance or a significant breach of IT systems or data, including at its joint ventures or third-party service providers. The international transfer of data may, as a global organisation, increase regulatory risks for the Group.

The Group has not, to date, experienced or been affected by any cyber and data breaches which have had a material impact on its operations. However, Prudential has been, and likely will continue to be, subject to potential damage from computer viruses, unauthorised access and cyber-security attacks such as 'denial of service' attacks, phishing and disruptive software campaigns. Despite the multi-layers security defences in place, there can be no assurance that such events will not take place which may have material adverse consequential effects on Prudential's business, financial condition, results of operations and prospects.

3.5  Prudential's digital platforms may heighten existing business risks to the Group or introduce new risks as the markets in which it operates, and its partnerships and product offerings evolve.

Prudential's digital platforms, including Pulse, are subject to a number of risks discussed within this 'Risk Factors' section. In particular, these include risks related to legal and regulatory compliance and the conduct of business. the execution of complex change initiatives. information security and data privacy. the use of models (including those using artificial intelligence) and the handling of personal data. the resilience and integrity of IT infrastructure and operations. and those relating to the management of third parties. These existing risks for the Group may be increased due to a number of factors:

-      The number of current and planned markets in which Pulse and other digital platforms operate, each with their own laws and regulations, regulatory and supervisory authorities, the scope of application of which may be uncertain or change at pace, may increase regulatory compliance risks;
-      The implementation of planned digital platforms and services may require the delivery of complex, inter-connected change initiatives across current and planned markets. This may give rise to design and execution risks, which could be amplified where these change initiatives are delivered concurrently;
-      The increased volume, breadth and sensitivity of data on which the business model of the platform is dependent and to which the Group has access, holds, analyses and processes through its models, which increases data security, privacy and usage risks. The use of complex models, including where they use artificial intelligence for critical decision-making, in the application's features and offerings may give rise to ethical, operational, conduct, litigation and reputational risks where they do not function as intended;
-      The digital platform and its services may rely on and/or collaborate with a number of third-party partners and providers, which may vary according to the market. This may increase operational disruption risks to the uninterrupted provision of services to customers, regulatory compliance and conduct risks, and the potential for reputational risks; and
-      Support for, and development of, the platform may be provided outside of the individual markets in which the platform operates, which may increase the complexity of local legal and regulatory compliance.

New product offerings and functionality may be developed and provided through the digital platforms, which may introduce new regulatory, operational, conduct and strategic risks for the Group. Regulations may be introduced, which limit the permitted scope of online or digitally distributed insurance and asset management services, and may restrict current or planned offerings provided by the platform.

A failure to implement appropriate governance and management of the incremental and new risks detailed above may adversely impact Prudential's reputation and brand, its ability to attract and retain customers, its competitiveness and its ability to deliver on its long-term strategy.

3.6  Prudential operates in certain markets with joint venture partners and other shareholders and third parties. These businesses face the same risks as the rest of the Group and also give rise to certain risks to Prudential that the Group does not face with respect to its wholly owned subsidiaries.

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or third-party arrangements (including associates). The financial condition, operations and reputation of the Group may be adversely impacted, or the Group may face regulatory censure, in the event that any of its partners fails or is unable to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime. Reputational risks to the Group are amplified where any joint ventures or jointly owned businesses carry the Prudential name.

A material proportion of the Group's business comes from its joint venture and associate businesses in the Chinese Mainland and India, respectively. For such operations the level of control exercisable by the Group depends on the terms of the contractual agreements, in particular, those terms providing for the allocation of control among, and continued cooperation between, the participants. As a result, the level of oversight, control and access to management information the Group is able to exercise at these operations may be lower compared to the Group's wholly owned businesses. This may increase the uncertainty for the Group over the financial condition of these operations, including the credit risk profile and valuation of their investment portfolios and the extent of their invested credit and counterparty credit risk exposure, resulting in heightened risks to the Group as a whole. This may particularly be the case where the geographies in which these operations are located experience market or sector-specific slowdowns, disruption, volatility or deterioration (such as the negative developments in the Chinese Mainland property sector). In addition, the level of control exercisable by the Group could be affected by changes in the maximum level of non-domestic ownership imposed on foreign companies in certain jurisdictions. The exposure of the Group to the risks detailed in risk factor 3.1 above may also increase should the Group's strategic initiatives include the expansion of the Group's operations through joint ventures or jointly owned businesses.

In addition, a significant proportion of the Group's product distribution is carried out through agency arrangements and contractual arrangements with third-party service providers not controlled by Prudential, such as bancassurance arrangements, and the Group is therefore dependent upon the continuation of these relationships. The effectiveness of these arrangements, or temporary or permanent disruption to them, such as through significant deterioration in the reputation, financial position or other circumstances of the third-party service providers, material failure in controls (such as those pertaining to the third-party service providers' systems failure or the prevention of financial crime), regulatory changes affecting the governance, operation, or failure to meet any regulatory requirements could adversely affect Prudential's reputation and its business, financial condition, results of operations and prospects.

3.7  Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential's business, financial condition, results of operations and prospects.

In common with other life insurers, the profitability of the Group's businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expenses. The Group's businesses are subject to inflation risk. In particular, the Group's medical insurance businesses are also exposed to medical inflation risk. The potential adverse impacts to the Group's persistency and morbidity experience resulting from Covid-19 related restrictions are described in risk factor 1.3 above. The potential adverse impacts to the profitability of the Group's businesses from the upheavals in financial markets and levels of economic activity on customer behaviours are described in risk factor 1.1 above. While the Group has the ability to re-price some of its products, the frequency of re-pricing may need to be increased. Such repricing is dependent on the availability of operational and resource capacity to do so, as well as the Group's ability to implement such re-pricing in light of the increased regulatory and societal expectations reflecting the affordability of insurance products and the protection of vulnerable customers, as well as the commercial considerations of the markets the Group operates in. The profitability of the Group's businesses also may be adversely impacted by medical reimbursement downgrade experience following any re-pricing.

Prudential, like other insurers, needs to make assumptions about a number of factors in determining the pricing of its products, for setting reserves, and for reporting its capital levels and the results of its long-term business operations. A further factor is the assumptions that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is relevant to a number of lines of business in the Group. Prudential's persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumptions. If actual levels of persistency are significantly different than assumed, the Group's results of operations could be adversely affected.

In addition, Prudential's business may be adversely affected by epidemics, pandemics and other effects that give rise to a large number of deaths or additional sickness claims, as well as increases to the cost of medical claims. Pandemics, significant influenza and other epidemics have occurred a number of times historically, but the likelihood, timing, or the severity of future events cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics, as well as pharmaceutical treatments and vaccines (and their roll-outs) and non-pharmaceutical interventions, could have a material impact on the Group's claims experience. The risks to the Group resulting from Covid-19 are included in risk factor 1.3 above.

Prudential uses reinsurance to selectively transfer mortality, morbidity and other risks. This exposes the Group to the counterparty risk of a reinsurer being unable to pay reinsurance claims or otherwise meet their commitments; the risk that a reinsurer changes reinsurance terms and conditions of coverage, or increases the price of reinsurance which Prudential is unable to pass on to its customers; the risk of ambiguity in the reinsurance terms and conditions leading to uncertainty whether an event is covered under a reinsurance contract; and the risk of being unable to replace an existing reinsurer, or find a new reinsurer, for the risk transfer being sought.

Any of the foregoing, individually or together, could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

4.     RISKS RELATING TO LEGAL AND REGULATORY REQUIREMENTS

4.1  Prudential conducts its businesses subject to regulation and associated regulatory risks, including a change to the basis in the regulatory supervision of the Group, the effects of changes in the laws, regulations, policies and their interpretations and any accounting standards in the markets in which it operates.

Changes in government policy and legislation (including in relation to tax and data security), capital control measures on companies and individuals, regulation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates (including those related to the conduct of business by Prudential or its third-party distributors), or decisions taken by regulators in connection with their supervision of members of the Group, which in some circumstances may be applied retrospectively, may adversely affect Prudential. The impact from any regulatory changes may be material to Prudential, for example changes may be required to its product range, distribution channels, handling and usage of data, competitiveness, profitability, capital requirements, risk management approaches, corporate or governance structure, financial and non-financial disclosures and reported results and financing requirements. Changes in regulations related to capital have the potential to change the extent of sensitivity of capital to market factors. Also, regulators in jurisdictions in which Prudential operates may impose requirements affecting the allocation of capital and liquidity between different business units in the Group, whether on a geographic, legal entity, product line or other basis. Regulators may also change solvency requirements, methodologies for determining components of the regulatory or statutory balance sheet including the reserves and the level of capital required to be held by individual businesses (with implications to the Group capital position), and the regulation and expectations of customers-facing processes including selling practices, and could introduce changes that impact products sold or that may be sold. Furthermore, as a result of interventions by governments in light of financial and global economic conditions, there may continue to be changes in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transactions and enhancement of supervisory powers.

In the markets in which it operates, Prudential is subject to regulatory requirements and obligations with respect to financial crime, including anti-money laundering, and sanctions compliance, which may either impose obligations on the Group to act in a certain manner or restrict the way that it can act in respect of specified individuals, organisations, businesses and/or governments. A failure to do so may adversely impact the reputation of Prudential and/or result in the imposition of legal or regulatory sanctions or restrictions on the Group. For internationally active groups such as Prudential, operating across multiple jurisdictions increases the complexity and volume of legal and regulatory compliance. Compliance with Prudential's legal or regulatory obligations, including those in respect of international sanctions, in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Group. Geopolitical developments, such as the Russia-Ukraine conflict and US-China tensions, may result in an increase in the volume and complexity of international sanctions. These risks may be increased where uncertainty exists on the scope of regulatory requirements and obligations, and where the complexity of specific cases applicable to the Group is high.

Further information on specific areas of regulatory and supervisory requirements and changes are included below.

(a)   Group-wide Supervision ('GWS')

To align Hong Kong's regulatory regime with international standards and practices, the Hong Kong IA developed its GWS Framework for multinational insurance groups under its supervision based on a principle-based and outcome-focused approach, which allows the Hong Kong IA to exercise direct regulatory powers over the designated holding companies of multinational insurance groups. The GWS Framework became effective for Prudential upon designation by the Hong Kong IA on 14 May 2021. Whilst the regulatory requirements are in effect, given the early nature of the regime, there is a risk that the interpretations of the principle-based regulatory requirements made by the Group in complying with the regulatory requirements may differ in some aspects from the interpretations made by the Hong Kong IA in their supervision of these principle-based regulatory requirements or as a result of the potential for further regulatory guidance to be issued. Prudential constructively engages with the Hong Kong IA as its Group-wide supervisor to ensure ongoing sustainable compliance.

(b)   Global regulatory requirements and systemic risk regulation

Currently there are also a number of ongoing global regulatory developments which could impact Prudential's businesses in the many jurisdictions in which they operate. These include the work of the Financial Stability Board ('FSB') in the area of systemic risk including assessing and mitigating systemic risk through the Holistic Framework ('HF') (replacing the Global Systemically Important Insurer 'G-SII' designations) and the Insurance Capital Standard ('ICS'), both being developed by the International Association of Insurance Supervisors ('IAIS'). In addition, regulators in a number of jurisdictions in which the Group operates are further developing their local capital regimes. There remains a high degree of uncertainty over the potential impact of such changes on the Group.

Efforts to curb systemic risk and promote financial stability are also under way. At the international level, the FSB continues to develop recommendations for the asset management and insurance sectors, including ongoing assessment of systemic risk measures. The IAIS has continued to focus on the following key developments.

In November 2019, the IAIS adopted the Common Framework ('ComFrame') which establishes supervisory standards and guidance focusing on the effective group-wide supervision of Internationally Active Insurance Groups ('IAIGs'). Prudential was included in the first register of IAIGs released by the IAIS on 1 July 2020 and was designated an IAIG by the Hong Kong IA following an assessment against the established criteria in ComFrame.

The IAIS has also been developing the ICS as part of ComFrame. The implementation of ICS will be conducted in two phases: a five-year monitoring phase followed by an implementation phase. The Aggregation Method is one of the alternatives being considered to the default approach undertaken for the ICS during the monitoring period and the related proposals are being led by the National Association of Insurance Commissioners ('NAIC'). In June 2022, the IAIS released a paper on comparable outcomes of the Aggregation Method for ICS. Feedback on this public consultation was received by 15 August 2022 and the IAIS expects to adopt the comparability criteria by March 2023.

In December 2020, the FSB endorsed a new HF, intended for the assessment and mitigation of systemic risk in the insurance sector, (implemented by the IAIS in 2020), and discontinued G-SII designations. Many of the previous G-SII measures have already been adopted into the Insurance Core Principles ('ICPs') and ComFrame, as well as under the Hong Kong IA's GWS Framework. As an IAIG, Prudential is subject to these measures. The HF also includes a monitoring element for the identification of a build-up of systemic risk and to enable supervisors to take action where appropriate. The FSB reserves the right to publicly express its views on whether an individual insurer is systemically important in the global context and the application of any necessary policy measures to address such systemic importance. The FSB will also continue to review the process of assessing and mitigating systemic risk based on the HF and may adjust the process, including bringing back G-SII designations if deemed necessary.

There continues to be material change in the regulatory guidance in this area, including several areas still in development as part of the IAIS' HF implementation and any new or changing regulations could have a further impact on Prudential. Recent developments include:

-      At its Annual General Meeting in November 2022, the IAIS Executive Committee agreed to publish the liquidity metrics that have been under development to facilitate the monitoring of the global insurance sector's liquidity risk.

-      A public consultation on the review of the individual insurer monitoring assessment methodology was launched in January 2023 to look at how to fine tune systemic risk indicators as part of the regular tri-annual review of the Global Monitoring Exercise.

-      The IAIS Executive Committee also adopted an aggregate report on the outcomes of the intensive Targeted Jurisdictional Assessments of the implementation of the HF supervisory material. A public report is due to be released in the first half of 2023. A key conclusion is that significant progress has been made in implementing macroprudential supervisory requirements in recent years.

(c)   Regional regulatory regime developments, including climate-related regulatory changes

In 2022, regulators in Asia continue to focus on the financial and operational resilience of the insurance industry as well as customer and policyholder protection. New regulations were continuously, and often concurrently, issued in a number of markets to (1) manage insurance and financial risks, including capital and solvency, and (2) implement effective customer protection, information security and data privacy and residency, third party and technology risk management controls with appropriate corporate governance.

In some of the Group's key markets, major regulatory changes and reforms are in progress, with some uncertainty on the full impact to Prudential:

-      In the Chinese Mainland, regulatory developments across a number of industries including the financial sector, have continued at pace, potentially increasing compliance risk to the Group. Recent regulatory developments in the Chinese Mainland which include the following:
-     The China Banking and Insurance Regulatory Commission ('CBIRC') released the official regulation for its China Risk Oriented Solvency System ('C-ROSS II') Phase II, which became effective for Q1 2022 solvency reporting, subject to ongoing transitional arrangements;
-     The Cyberspace Administration of China ('CAC') issued the Measures on Security Assessment of Outbound Data Transfers in Q3 2022, which, although provide more information on cross-border data transfers, imposed new requirements including a mandatory security assessment on outbound data transfers. Businesses that collect and process the personal information of the Chinese Mainland citizens are anticipating further requirements to be introduced;
-     CBIRC issued updated rules since late 2022 for consumer rights protection and information disclosures, where insurers are required to establish mechanisms throughout the business strategy and product lifecycle with proper governance and customer protection. Sufficient product information and risk disclosures should be also provided for different life insurance products. These regulatory developments are intended to promote industry professionalisation, customer satisfaction, and sustainability in the long run;
-      In light of the continuous market developments in Fintech, sustainability and social media, CBIRC is constantly refining its supervisory directions including use of new technology for onsite examinations, offsite surveillance and intelligence for risk identification; and urged financial institutions to deploy emerging technologies to improve the way businesses manage regulatory compliance.
-      In Indonesia, regulatory and supervisory focus on the insurance industry remains high. The Financial Services Authority of Indonesia, the Otoritas Jasa Keuangan ('OJK') has significantly revised investment linked products ('ILP') regulations with the aim of increasing insurance penetration and better protecting customer interests and improving market conduct. The final regulations were enacted in Q1 2022 for a full adoption in Q1 2023, and have implications for the product strategies and insurance and compliance risks for insurers. Industry discussion with respect to the implementation of some of the requirements under the new regulations is ongoing. General supervisory focus on insurer governance has increased, in particular on the autonomy of decision-making of local insurers. The OJK has also focused on consumer protection regulations more broadly, enacting updated regulations in April 2022, and has recently enhanced regulatory requirements on technology risk management. The Personal Data Protection Law came into effect in October 2022, which requires actions to enhance data protection governance and procedures including privacy assessments and designated data protection personnel within a two-year transition period. Moreover, a new financial sector law was passed by the Parliament. A notable change includes a new policy guarantee agency in the insurance sector. The Indonesia Deposit Insurance Corporation will expand their assurance coverage on bank savings to also include insurance in case of insurers going bankrupt, further details are expected.
-      In Malaysia, the BNM has initiated a multi-phase review of its current RBC frameworks for insurers and takaful operators which has been conducted since 2019. The review aims to ensure that the frameworks remain effective under changing market conditions, facilitate consistent and comparable capital adequacy measurement across the insurance and takaful industry, where appropriate, and achieve greater alignment with key elements of the global capital standards such as ICS, where appropriate. The roll out of the RBC framework is planned in phases, which include quantitative impact studies carried out in 2022, the issuance of exposure drafts in 2023, a Qualitative Impact Study ('QIS') and a parallel run planned in 2024 prior to earliest implementation in 2025, subject to results of the QIS and parallel run.
-      In Hong Kong, the Hong Kong IA has in place comprehensive regulations covering all aspects of the insurance product lifecycle. The regulator continues to place increasing focus of its supervision on culture and conduct aspects of local insurers. At the same time, the Hong Kong IA has sought to align the territory's insurance regime with international standards and has been developing a risk-based capital ('RBC') framework. The RBC framework comprises three pillars: quantitative requirements, including assessment of capital adequacy and valuation; qualitative requirements, including corporate governance, Enterprise Risk Management as well as Own Risk and Solvency Assessment; and public disclosures and transparency of information. The Hong Kong IA approved the early adoption of the framework at the Group's Hong Kong business in April 2022. In late 2022, the regulator also shared the ongoing industry priorities for 2023 including Insurtech, ESG, and cybersecurity, which are essential in enabling Hong Kong insurers' development in the Greater Bay Area, further regulatory developments are anticipated. The Hong Kong Government also proposed to establish a Policyholder Protection Scheme in December 2022 as a safety net for policyholders in the event of an insurer's insolvency. A public consultation is underway until end of March 2023, followed by an industry level consultation within the same year.
-      In Thailand, the Personal Data Protection Commission was established in January 2022, as the regulator under Thailand's Personal Data Protection Act which became effective in June 2022.
-      In Vietnam, the amended Insurance Law is set to take effect on 1 January 2023. Key amendments include provisions for online sales; regulating outsourcing; and training and registration obligations of agents. The new law also contains provisions on RBC, with a five-year grace period, effective from 1 January 2028.
-      In India, the Insurance Regulatory and Development Authority of India ('IRDAI') continues to focus on industry reform by boosting innovation, competition, and distribution efficiencies, while moving towards a principle-based regulatory regime with considerations of technology developments. The regulator is in the process of relaxing capital requirements and setting distribution tie-up limits for corporate agents, as well as lengthening the experimentation period for sandbox in order to introduce further ease of doing business for growing India's insurance penetration by 2030.

The increasing use of emerging technological tools and digital services across industry, is likely to lead to new and unforeseen regulatory requirements and issues, including expectations regarding the governance and ethical use of technology, artificial intelligence and data. Distribution and product suitability linked to innovation continues to set the pace of conduct regulatory change in Asia. Prudential falls under the scope of these conduct regulations requiring that regulatory changes are appropriately implemented.

The pace and volume of climate-related regulatory changes is also increasing. Regulators including the Hong Kong IA, the Monetary Authority of Singapore, the BNM in Malaysia and the Financial Supervisory Commission in Taiwan are in the process of developing supervisory and disclosure requirements or guidelines related to environmental and climate change risk management. Other regulators are expected to develop, or are at the early stages of developing, similar requirements. While the Hong Kong IA has yet to propose any insurance-specific regulations on sustainability and climate, it has regularly emphasised its increasing focus in this area in order to support Hong Kong's position as a regional green finance hub, and industry consultations are expected from the Hong Kong IA in 2023. International regulatory and supervisory bodies, such as the International Sustainability Standards Board ('ISSB') and Taskforce on Nature-related Disclosures, are progressing on global ESG and sustainability-related disclosure requirements. Recent high-profile examples of government and regulatory enforcement and civil actions against companies for misleading investors on ESG and sustainability-related information demonstrate that disclosure, reputational and litigation risks remain high and may increase, in particular as companies increase their disclosures or product offerings in this area. These changes and developments may give rise to regulatory compliance, customer conduct, operational, reputational and disclosure risks requiring Prudential to coordinate across multiple jurisdictions in order to apply a consistent risk management approach.

The rapid pace and high volume of regulatory changes and interventions, and swiftness of their application including those driven by the financial services industry, have been observed in recent years across many of the Group's markets. The transformation and regulatory changes have the potential to introduce new, or increase existing, regulatory risks and supervisory interest while increasing the complexity of ensuring concurrent regulatory compliance across markets driven by potential for increased intra-Group connectivity and dependencies. In jurisdictions with ongoing policy initiatives and regulatory developments which will impact the way Prudential is supervised, these developments are monitored at market and group level and inform the Group's risk framework and engagement with government policy makers, industry groups and regulators.

(d)   IFRS 17

IFRS 17 became effective from 1 January 2023 and the first external reporting under this basis will be from half year 2023. The new standard requires a fundamental change to accounting, presentation and disclosures for insurance contracts as well as the application of significant judgement and new estimation techniques. The Group has been implementing IFRS 17 through a Group-wide implementation programme over a multi-year period, involving significant enhancements to technology, actuarial and finance systems and processes across the Group. The Group has yet to complete production of its 2022 comparatives using the IFRS 17 accounting standard. IFRS 17 presents a significant change to the method of accounting for insurance contracts. Therefore, in the short term, it may take time for investors, rating agencies and other stakeholders to gain familiarity with the new standard and to interpret the Group's business performance and dynamics as reported under IFRS 17, and in particular to understand the comparisons with previous financial periods.

Apart from IFRS 17, any other changes or modification of IFRS accounting policies may also require a change in the way in which future results will be determined and/or a retrospective adjustment of reported results to ensure consistency.

(e)   Inter-bank offered rate ('IBOR') reforms

In July 2014, the FSB announced widespread reforms to address the integrity and reliability of IBORs. The discontinuation of IBORs in their current form and their replacement with alternative risk-free reference rates such as the Secured Overnight Financing Rate ('SOFR') in the US and the Singapore Swap Offer Rate ('SOR') could, among other things, impact the Group through an adverse effect on the value of Prudential's assets and liabilities which are linked to or which reference IBORs, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

(f)    Investor contribution schemes

Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise in which Prudential, along with other companies, may be required to make such contributions.

4.2  The conduct of business in a way that adversely impacts the fair treatment of customers could have a negative impact on Prudential's business, financial condition, results of operations and prospects or on its relations with current and potential customers.

In the course of its operations and at any stage of the customer and product lifecycle, the Group or its intermediaries may conduct business in a way that adversely impacts customer outcomes and the fair treatment of customers ('conduct risk'). This may arise through a failure to design, provide and promote suitable products and services to customers that meet their needs, are clearly explained or deliver real value, provide and promote a high standard of customer service, appropriately and responsibly manage customer information, or appropriately handle and assess complaints. A failure to identify or implement appropriate governance and management of conduct risk may result in harm to customers and regulatory sanctions and restrictions, and may adversely impact Prudential's reputation and brand, its ability to attract and retain customers, its competitiveness, and its ability to deliver on its long-term strategy. There is an increased focus by regulators and supervisors on customer protection, suitability, and inclusion across the markets in which the Group operates, therefore increasing regulatory compliance and reputational risks to the Group in the event the Group is unable to effectively implement the regulatory changes and reforms stated in risk factor 4.1 above.

Prudential is, and in the future may continue to be, subject to legal and regulatory actions in the ordinary course of its business on matters relevant to the delivery of customer outcomes. Such actions relate, and could in the future relate, to the application of current regulations or the failure to implement new regulations, regulatory reviews of broader industry practices and products sold (including in relation to lines of business that are no longer active) in the past under acceptable industry or market practices at the time and changes to the tax regime affecting products. Regulators may also focus on the approach that product providers use to select third-party distributors and to monitor the appropriateness of sales made by them and the responsibility of product providers for the deficiencies of third-party distributors.

There is a risk that new regulations introduced may have a material adverse effect on the sales of the products by Prudential and increase Prudential's exposure to legal risks. Any regulatory action arising out of the Group's position as a product provider could have an adverse impact on the Group's business, financial condition, results of operations and prospects, or otherwise harm its reputation.

4.3  Litigation, disputes and regulatory investigations may adversely affect Prudential's business, financial condition, cash flows, results of operations and prospects.

Prudential is, and may in the future be, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, investment management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential's businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential's markets. Legal actions and disputes may arise under contracts, regulations or from a course of conduct taken by Prudential, including class action litigation. Although Prudential believes that it has adequately provided in all material respects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be imposed and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could have an adverse effect on Prudential's business, financial condition, cash flows, results of operations and prospects.

4.4  Changes in tax legislation may result in adverse tax consequences for the Group's business, financial condition, results of operations and prospects.

Tax rules, including those relating to the insurance industry, and their interpretation may change, possibly with retrospective effect in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential's business, financial condition, results of operations and prospects.

The Organisation for Economic Co-operation and Development ('OECD') is currently undertaking a project intended to modernise the global international tax system, commonly referred to as Base Erosion and Profit-Shifting 2.0. The project has two pillars. The first pillar is focused on the allocation of taxing rights between jurisdictions for in-scope multinational enterprises that sell cross-border goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of 15 per cent applicable to in-scope multinational enterprises.

On 8 October 2021 the OECD issued a statement setting out the high level principles which have been agreed by over 130 jurisdictions involved in the project. Based on the 8 October 2021 OECD statement, Prudential does not expect to be affected by proposals under the first pillar given they include an exemption for regulated financial services companies.

On 20 December 2021 the OECD published detailed model rules for the second pillar, with implementation of the rules initially envisaged by 2023. These rules will apply to Prudential when implemented into the national law of jurisdictions where it has entities within the scope of the rules. On 14 March 2022 the OECD issued detailed guidance to assist with interpreting the model rules. On 20 December 2022 the OECD issued additional documents including proposals for safe harbours and a consultation on the proposed information return. On 2 February 2023 the OECD also issued its first tranche of agreed administrative guidance which is intended to ensure that the model rules are implemented and applied in a co-ordinated manner. It is expected that a revised version of the guidance (which was issued in March 2022) will be released later this year. Furthermore, the OECD is expected to publish further agreed administrative guidance on an ongoing basis.

On 17 November 2022 the UK government confirmed its intention to implement rules into UK legislation for the second pillar through inclusion in the Spring Finance Bill 2023 with the rules applying to accounting periods beginning on or after 31 December 2023. On 23 December 2022, the parliament of the Republic of Korea approved the budget bill for 2023 which includes the enactment of rules for the second pillar. This enactment of the rules in the Republic of Korea is not, in isolation, expected to have any impact for Prudential.

A number of jurisdictions in which Prudential has operations have indicated that consideration is being given to introducing a domestic minimum tax for in-scope multinationals alongside introducing the model rules. As Prudential operates in a number of jurisdictions where the effective tax rate can be less than 15 per cent, the implementation of the model rules and/or equivalent domestic minimum tax rules may have an adverse impact on the Group. Until all expected OECD documents are published and details of implementing domestic legislation in relevant jurisdictions are available, the full extent of the long-term impact on Prudential's business, tax liabilities and profits remain uncertain.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 March 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ James Turner

James Turner
Group Chief Financial Officer